SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Volt Information Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

928703107

(CUSIP Number)

Debra R. Cardinali

Verrill Dana LLP

33 Riverside Avenue

Westport, Connecticut 06880

(203) 222-0885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928703107	Page 2 of 6

(1)	Names of reporting persons Steven A. Shaw
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not Applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 902,106(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 902,106(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 902,106(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.3%
(14)	Type of Reporting Person (See Instructions) IN

(1)	Mr. Shaw may be deemed to indirectly beneficially own 14,216 shares of Common Stock held as Sole Trustee of trusts for the benefit of two of his nephews.

CUSIP NO. 928703107	Page 3 of 6

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule13D”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Volt Information Sciences, Inc., a New York corporation (the “Issuer”).

The address of Issuer’s principal office is 1133 Avenue of Americas, New York, New York 10036.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Steven A. Shaw (the “Reporting Person”), an individual and citizen of the United States.

(b) The Reporting Person’s business address is 1901 Jefferson Avenue, Suite 214, Tacoma, WA 98402.

(c) The Reporting Person is the former President, Chief Executive Officer and director of the Issuer. The Reporting Person is currently the founder and principal of Work of Honor LLC, which is a community of veterans and business professionals committed to combining best in class business and military operational knowledge to enhance economic opportunity and advance veteran careers. Work of Honor LLC is located at1901 Jefferson Avenue, Suite 214, Tacoma, WA 98402.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

This Amendment No. 8 to Schedule 13D is being filed to report the sale of shares of Common Stock of the Issuer by the Reporting Person.

CUSIP NO. 928703107	Page 4 of 6

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The table below sets forth the number of shares of Common Stock directly and indirectly beneficially owned by the Reporting Person. These shares represent, in the aggregate, approximately 4.3% of the 20,933,921 outstanding shares of Common Stock (which includes the 20,927,521 shares of Common Stock reported to be outstanding on June 2, 2017, in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on June 9, 2017, plus the 6,400 shares of Common Stock issuable upon exercise of options currently exercisable or which will become exercisable within 60 days after the date hereof).

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Mr. Shaw	902,106	0	902,106	4.3%

The shares as to which the Reporting Person has sole voting and dispositive power consist of (i) 881,490 shares of Common Stock held directly; (ii) 6,400 shares of Common Stock underlying options held by the Reporting Person which are currently exercisable or may become exercisable within 60 days after the date hereof; and (iii) 14,216 shares of Common Stock held by the Reporting Person as the sole trustee of trusts for the benefit of two of his nephews.

Neither the filing of this Amendment No. 8 to Schedule 13D nor the information contained herein shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of the Common Stock referred to herein, for purposes of Section 13(d) of the Exchange Act or otherwise, and such beneficial ownership is expressly disclaimed, other than as to the shares directly owned by the Reporting Person and shares subject to stock options.

(c) Between May 7, 2015 and June 13, 2017, the Reporting Person sold 213,427 shares of Common Stock of the Issuer. All such sale transactions were effected in the open market through brokers. Set forth below is a list of transactions in the shares of Common Stock of the Issuer effected by the Reporting Person in the past sixty days.

Date of Transaction	Number of Shares Sold	Price Per Share
April 13, 2017	3,000	$6.00
April 18, 2017	900	$6.00
April 18, 2017	900	$5.97
May 23, 2017	1,500	$5.80
June 9, 2017	500	$5.88
June 9, 2017	300	$5.40
June 9, 2017	1,200	$5.11
June 12, 2017	1,600	$4.05
June 12, 2017	300	$4.06
June 12, 2017	100	$4.08
June 12, 2017	1,500	$4.15
June 12, 2017	600	$3.95
June 12, 2017	600	$4.01
June 12, 2017	1,300	$4.15
June 12, 2017	800	$4.10
June 13, 2017	500	$4.40
June 13, 2017	400	$4.20
June 13, 2017	4,000	$4.08

CUSIP NO. 928703107	Page 5 of 6

(d) Not applicable.

(e) On June 13, 2017, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7. MATERIAL FILED AS EXHIBITS

None.

CUSIP NO. 928703107	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2017

By:	/s/ Steven A. Shaw
Name:	Steven A. Shaw